Exhibit 99.1

November 8, 2011

CONSENT

RE:     Encana Corporation Form F-9 (File No. 333-165626)

Prospectus Supplement

Reference is made to the prospectus supplement (the “Prospectus”) forming part of the registration statement on Form F-9 (File No. 333-165626) filed by Encana Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the use of our firm name in the Prospectus on the face page and under the headings “Legal Matters” and “Enforceability of Civil Liabilities”. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP
Blake, Cassels & Graydon LLP